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 SECURITIES AND EXCHANGE COMMISSION              -------------------------------
       Washington, D.C. 20549                     OMB Number:         3235-0145
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                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be included in statements filed pursuant to Rule 13d-1(a)
            and Amendments thereto filed pursuant to Rule 13d-2(a)
                             (Amendment No. 3)/1/

                          GOOD TIMES RESTAURANTS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        COMMON STOCK, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0003821401
                     ------------------------------------
                                 (CUSIP Number)

      DARREN R. HENSLEY, ESQ., JACOBS CHASE FRICK KLEINKOPF & KELLEY LLC
   1050 SEVENTEETH STREET, STE. 1500, DENVER, COLORADO 80265  (303) 685-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 16, 1998
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                                Page 2 of 11 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

               THE BAILEY COMPANY, L.P., IRS # 84-0584467
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               COLORADO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   -------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             571,512
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       571,512
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       571,512
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        30.6%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 3 of 11 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                THE ERIE COUNTY INVESTMENT CO., IRS #34-4227790
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               OHIO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             613,292
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       586,192
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       613,292
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        32.9%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 4 of 11 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

               PAUL T. BAILEY
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               PF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                             22,000
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             613,292
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                               22,000
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       586,192
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       635,292
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        34.1%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Amendment No. 3
                                to Schedule 13D

     This amended statement relates to the shares of Common Stock, $0.001 par value ("Common Stock"), of Good Times Restaurants Inc., a Nevada corporation (the "Company"). Items 3, 4, 5, 6 and 7 of a Statement on Schedule 13D previously filed by The Erie County Investment Co., an Ohio corporation ("Erie"), The Bailey Company, a Colorado limited partnership ("Bailey"), and Mr. Paul T. Bailey, an individual ("Mr. Bailey"), are amended as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     No change except for the addition of the following:

     On January 25, 1999, Bailey received 10,684 shares of Common Stock (the "Dividend Shares") owed as dividends to Bailey as a prior holder of the Company's Series A Convertible Preferred Stock, $0.01 par value, under the provisions set forth in the Certificate of Amendment of Articles of Incorporation of the Company previously filed as Exhibit 4.1 to this Statement on Schedule 13D and incorporated herein by reference in its entirety. For purposes of payment of the dividend, the Dividend Shares were valued at $2.34 per share.

     Pursuant to the terms of the Letter Agreement (as defined in Item 4 below), on March 31, 1999, Bailey or its affiliates will purchase 100,000 shares of Common Stock (the "Letter Stock") from the Company at a purchase price of $3.00 per share for an aggregate purchase price of $300,000 (the "Purchase Price"). The Purchase Price will be funded out of Bailey's working capital.

Item 4.  Purpose of Transaction.
-------------------------------

     No change except for the addition of the following:

     The Company and Bailey have entered into a letter agreement (the "Letter Agreement") pursuant to which on March 31, 1999, Bailey or its affiliates shall purchase the Letter Stock from the Company for the Purchase Price. In addition, the Letter Agreement provides that on June 30, 1999, or such earlier date as Bailey obtains a loan the proceeds of which are to be used for the purchase of shares of Common Stock, Bailey or its affiliates shall purchase 250,000 shares of Common Stock (the "June Stock") from the Company at a purchase price of $3.00 per share for an aggregate purchase price of $750,000. At the closing of the purchase of the June Stock, the Company shall issue to Bailey or its affiliates a warrant (the "Warrant") to purchase up to 25,000 shares of Common Stock (the "Warrant Stock") at an exercise price of $4.00 per share. The Warrant will expire upon the earlier to occur of (i) March 31, 2004, or (ii) the acquisition of substantially all of the assets or capital stock of the Company (the "Acquisition"); provided, however, that the Company shall provide the holder of the Warrant thirty days prior written notice of an Acquisition and such holder shall have the right to exercise the Warrant prior to the

                              Page 5 of 11 Pages

Acquisition. The Warrant shall contain customary terms and conditions, including antidilution provisions. Notwithstanding the foregoing, Bailey or its affiliates shall not be required to purchase the June Stock if a substantial adverse change has occurred in the business, financial condition or future prospects of the Company. Bailey shall not sell the Letter Stock or the June Stock prior to June 30, 2001 other than pursuant to a transaction (i) not involving a public trading market for the Common Stock, or (ii) involving the acquisition of substantially all of the capital stock of the Company. The Letter Agreement is attached hereto as Exhibit 10.6 and is incorporated herein by reference in its entirety, and the foregoing summary of the terms thereof are qualified by reference to the actual Letter Agreement.

     The Registration Rights Agreement previously filed as Exhibit 4 to this Statement on Schedule 13D and incorporated herein by reference in its entirety is amended by the Letter Agreement to provide the registration rights thereunder to Bailey and its affiliates with respect to the Letter Stock, the June Stock and the Warrant Stock.

     Other than the transactions set forth herein, none of Bailey, Erie or Mr. Bailey has any plans or proposals that would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     No change except for the restatement of (a) and (b) and the addition to (c) as follows:

     (a) Bailey owns 571,512 shares of Common Stock, which represent approximately 30.6% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of December 31, 1998 as reported by the Company in its Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998 and the issuance of the Dividend Shares and the Letter Stock (the "Outstanding Shares")). Erie and Mr. Bailey own 41,780 shares and 22,000 shares of Common Stock, respectively, which represent approximately 2.2% and 1.2%, respectively, of the Outstanding Shares. Erie and Mr. Bailey may be deemed to beneficially own the 571,512 shares of Common Stock held by Bailey and Mr. Bailey may be deemed to beneficially own the 41,780 shares of Common Stock held by Erie. Erie and Mr. Bailey disclaim beneficial ownership of any shares of Common Stock held by Bailey and Mr. Bailey disclaims beneficial ownership of any shares of Common stock held by Erie.

     (b) Bailey, Erie and Mr. Bailey may be deemed to share voting and dispositive power over the 571,512 shares of Common stock held directly by Bailey. Erie and Mr. Bailey may be deemed to share voting and dispositive power over 14,680 shares of Common Stock held directly by Erie and voting power over 27,100 shares of Common Stock sold by Erie to its employees. Mr. Bailey has sole voting and dispositive power over the 22,000 shares of Common Stock held by Mr. Bailey.

     (c) Other than the issuance of the Dividend Shares to Bailey as set forth in Item 3 above and incorporated herein by reference in its entirety, in the past 60 days, none of Bailey, Erie or

                              Page 6 of 11 Pages

Mr. Bailey has effected any transaction in the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     No change except for the addition of the following:

     The description of the Letter Agreement in Item 4 above is incorporated herein by reference in its entirety.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

     No change except for the addition of the following:

          Exhibit 10.6 Letter Agreement dated March 12, 1999 and executed on March 16, 1999 by and between the Company and Bailey


                              Page 7 of 11 Pages

--------------------                                 ---------------------------
CUSIP No. 0003821401                                      Page 8 of 11 Pages
--------------------                                 ---------------------------
                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           March 24, 1999
                        ____________________________________
                        (Date)

                        THE BAILEY COMPANY, a Colorado limited partnership

                        By:  THE ERIE COUNTY INVESTMENT CO., an Ohio
                             corporation, its general partner

                        By:  /s/ William D. Whitehurst
                             ________________________________________
                             William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           March 24, 1999
                         ________________________________________________
                         (Date)

                              THE ERIE COUNTY INVESTMENT CO., an Ohio
                              corporation

                         By:  /s/ William D. Whitehurst
                              ______________________________________
                              William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           March 24, 1999
                         ________________________________________________
                         (Date)


                         By:  /s/ Paul T. Bailey
                              ______________________________________
                              Paul T. Bailey